                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  Excite, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                  300904 10 9
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                                (CUSIP Number)


                Michael S. Curry                       Mona Chandra, Esq.
           Kleiner Perkins Caufield & Byers           Fenwick & West LLP
                2750 Sand Hill Road                  Two Palo Alto Square
               Menlo Park, CA  94025                 Palo Alto, CA  94306
                   (415) 233-2750                       (415) 494-0600

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 10, 1996
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

-----------------------                                  ---------------------
 CUSIP NO. 300904 10 9                   13D                PAGE 2 OF 9 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VINOD KHOSLA

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X](1)

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      PF(2)

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
      PURSUANT TO ITEMS 2(d) OR 2(e)
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED STATES OF AMERICA
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                          SOLE VOTING POWER
                     7
     NUMBER OF            300,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,293,322(1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             300,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,293,322(1)

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      2,593,322(1)

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [_]
      CERTAIN SHARES*
 12


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      21.7(3)

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      TYPE OF REPORTING PERSON*
 14
      IN

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(1)  Vinod Khosla is a general partner of KPCB VII Associates, L.P., a
California limited partnership ("KPCB VII Associates"), which is the general partner of Kleiner Perkins Caufield & Byers VII, L.P., a California limited partnership ("KPCB VII") and KPCB Information Sciences Zaibatsu Fund II, L.P., a California limited partnership ("KPCB ZFII"). KPCB VII and KPCB ZFII hold 2,235,990 and 57,332 shares of Excite, Inc. Common Stock, respectively. Item 5 lists the other persons who are general partners of KPCB VII Associates and who by virtue of such position may be deemed to share voting and/or investment power over the shares held by KPCB VII and KPCB ZFII. To the best of Mr. Khosla's knowledge, each such person disclaims beneficial ownership of such shares. Mr. Khosla disclaims beneficial ownership of shares of Excite, Inc. Common Stock held directly by KPCB VII and KPCB ZFII.

(2)  See Item 3.

(3) Based on 11,965,089 shares outstanding as of 10/31/96 as reported in Excite, Inc.'s Form 10-Q for the period ending 9/30/96.

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, no par value per share

("Common Stock"), of Excite, Inc., a California corporation (the "Issuer").  The
  ------------                                                    ------
principal executive offices of the Issuer are located at 1091 N. Shoreline Boulevard, Mountain View, CA 94043.

ITEM 2.   IDENTITY AND BACKGROUND

          Vinod Khosla is a director of the Issuer and one of eleven individual general partners of KPCB VII Associates, L.P., a California limited partnership ("KPCB VII Associates"), which acts as the general partner of Kleiner Perkins Caufield & Byers VII, L.P., a California limited partnership ("KPCB VII"), and KPCB Information Sciences Zaibatsu Fund II, L.P., a California limited partnership ("KPCB ZFII"). This statement is being filed with respect to a series of open market purchases recently made by Mr. Khosla for his own account which resulted in Mr. Khosla's direct beneficial ownership of 300,000 shares of the Issuer's Common Stock (the "Purchased Shares"), which amounts to
                                ----------------
approximately 2.5% of the Issuer's outstanding Common Stock Mr. Khosla has sole voting and dispositive power over the Purchased Shares, and there is no agreement with any other person or entity with respect to the Purchased Shares.

          Because Mr. Khosla understands that he may be deemed to share beneficial ownership of shares of the Issuer held directly by KPCB VII and KPCB ZFII (the "KPCB Shares"), and in order to provide more complete disclosure regarding his open market purchases of Issuer shares for his own account, Mr. Khosla is filing this statement with respect to both his direct holdings and the KPCB Shares. Mr. Khosla is not a controlling general partner of KPCB VII Associates, and any decision respecting the KPCB Shares may be made over his objection. Mr. Khosla disclaims beneficial ownership of the KPCB Shares.

     (a)  Vinod Khosla

     (b) c/o Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road, Menlo Park, CA 94025

     (c) Mr. Khosla is a non-controlling general partner of several limited partnerships which act as general partners of private venture capital investment limited partnerships within the Kleiner Perkins Caufield & Byers family of venture capital investment funds. Kleiner Perkins Caufield & Byers' address is 2750 Sand Hill Road, Menlo Park, CA 94025. Mr. Khosla is also a director of the Issuer.

     (d) During the last five years, Mr. Khosla has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years Mr. Khosla has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Khosla is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

          Vinod Khosla acquired the Purchased Shares through a series of open market purchases that began on November 27, 1996 and ended on December 10, 1996. Only the final series of purchases, comprising 70,000 shares purchased on December 10, 1996, brought the purchases outside of the 2% exclusion set forth in Section 13(d)(6)(B) of the Exchange Act. The Purchased Shares were purchased with an aggregate of $3,691,434 from Vinod Khosla's Goldman Sachs brokerage account.

ITEM 4.   PURPOSE OF TRANSACTION

          Vinod Khosla acquired the Purchased Shares for investment purposes. Over time, Mr. Khosla will review his investment in the Common Stock of the Issuer and may, at such time, determine to acquire additional shares of the Common Stock of the Issuer or to dispose of all or any portion of the shares of the Common Stock of the Issuer at any time held by Mr. Khosla.

     (a) Mr. Khosla does not have any plans or proposals which relate to or would result in the acquisition of additional securities of the Issuer, or the disposition of any securities of the Issuer;

     (b) Mr. Khosla does not have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (c) Mr. Khosla does not have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

     (d) Mr. Khosla does not have any plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer.

     (e) Mr. Khosla does not have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

     (f) Mr. Khosla does not have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

     (g) Mr. Khosla does not have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

     (h) Mr. Khosla does not have any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) Mr. Khosla does not have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     (j) Mr. Khosla does not have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this statement, Vinod Khosla directly beneficially owns a total of 300,000 shares and may be deemed to indirectly beneficially own 2,293,322 shares of the Issuer's Common Stock. These 2,293,322 shares of the Issuer's Common Stock include 2,235,990 and 57,332 shares of the Issuer's Common Stock held directly by KPCB VII and KPCB ZFII, respectively. Mr. Khosla is a general partner of KPCB VII Associates, which is the general partner of KPCB VII and KPCB ZFII. The 2,593,322 shares of Common Stock which may be deemed to be beneficially owned by Mr. Khosla on the date of this statement represent beneficial ownership of approximately 21.7% of the Issuer's outstanding shares of Common Stock, based upon the Issuer's statement in its Form 10-Q for the quarter ended September 30, 1996 that 11,965,089 shares of Common Stock were outstanding on October 31, 1996.

     (b) Vinod Khosla has sole power to vote and to direct the vote of and sole power to dispose or to direct the disposition of the Purchased Shares (300,000 shares). Mr. Khosla may be deemed to have shared power to vote and to direct the vote of and shared power to dispose or to direct the disposition of the KPCB Shares (2,293,322 shares). Mr. Khosla disclaims such power as to the KPCB Shares.

     The names of the persons and entities with which Mr. Khosla may be deemed to share voting and dispositive power over the KPCB Shares are:

     1. Kleiner Perkins Caufield & Byers VII, L.P., a California limited partnership
     2. KPCB Information Sciences Zaibatsu Fund II, L.P., a California limited partnership
     3.  KPCB VII Associates, L.P., a California limited partnership
     4.  Dr. Alexander E. Barkas
     5.  Brook H. Byers
     6.  Kevin R. Compton
     7.  L. John Doerr
     8.  William R. Hearst III
     9.  Joseph S. Lacob
     10. Bernard J. Lacroute

     11. James P. Lally
     12. Douglas J. Mackenzie
     13. E. Floyd Kvamme

     The business address of each of the foregoing individuals is c/o Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road, Menlo Park, CA 94025. Each of the foregoing individuals is a non-controlling general partner of KPCB VII Associates, the general partner of KPCB VII and KPCB ZFII. Each of the foregoing individuals is a citizen of the United States of America.

     The state of organization of each of the foregoing entities is California. The principal business of each of the foregoing entities is venture capital investing. The principal business address and principal office address of each of the foregoing entities is Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road, Menlo Park, CA 94025.

     During the last five years, none of the foregoing individuals or entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the foregoing individuals or entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     To the best of Mr. Khosla's knowledge, each individual general partner disclaims beneficial ownership of the KPCB Shares, and no Kleiner Perkins Caufield and Byers limited partnership or individual general partner has any agreement or is otherwise acting as a group with Mr. Khosla as to the voting or disposition of any of the Purchased Shares. To the best of Mr. Khosla's knowledge, none of the above listed individuals or entities have direct or indirect beneficial ownership of any of the Issuer's Common Stock, except as they may be deemed to beneficially own the KPCB Shares.

     (c) Except for the purchase of the Purchased Shares on the open market as set forth below, Mr. Khosla has not effected any transaction in the Issuer's Common Stock during the past 60 days.

   Date of Transaction       Number of Shares   Price Per Share
--------------------------   ----------------   ---------------
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         11/27/96                      10,000            $ 9.69
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         11/27/96                       5,000            $ 9.81
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         11/27/96                       5,000            $ 9.94
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         11/27/96                      11,000            $10.06
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         11/27/96                      19,000            $10.19
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         11/27/96                      23,995            $ 9.81
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         11/27/96                      15,000            $10.06
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         11/29/96                       3,005            $ 9.56
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         11/29/96                       3,000            $ 9.69
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         11/29/96                       5,000            $ 9.81
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         12/2/96                       16,000            $ 9.82
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         12/4/96                        1,300            $10.94
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         12/4/96                       14,500            $11.06
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         12/4/96                        9,300            $11.12
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         12/4/96                          200            $11.00
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         12/4/96                          800            $11.25
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         12/4/96                        6,500            $11.44
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         12/4/96                        5,000            $11.37
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         12/4/96                        4,000            $10.81
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         12/5/96                        9,700            $11.71
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         12/6/96                          900            $11.19
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         12/6/96                        5,000            $12.19
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         12/6/96                       10,000            $13.06
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         12/6/96                          600            $13.19
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         12/6/96                       16,200            $13.31
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         12/9/96                        7,500            $16.31
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         12/9/96                        2,500            $15.06
---------------------------------------------------------------
         12/9/96                       12,500            $15.31
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         12/9/96                        2,500            $15.56
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                                      -7-

   Date of Transaction       Number of Shares   Price Per Share
--------------------------   ----------------   ---------------
---------------------------------------------------------------
         12/9/96                        2,500            $15.81
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         12/9/96                        2,500            $16.06
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         12/10/96                      10,000            $14.94
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         12/10/96                      10,000            $15.81
---------------------------------------------------------------
         12/10/96                      10,000            $15.06
---------------------------------------------------------------
         12/10/96                      10,000            $15.19
---------------------------------------------------------------
         12/10/96                      30,000            $15.31
---------------------------------------------------------------

     (d) No other person is known to Mr. Khosla to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the 300,000 shares of Common Stock directly held by Mr. Khosla on the date of this statement. Under certain circumstances set forth in the limited partnership agreements of KPCB VII, KPCB ZFII and KPCB VII Associates, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of, any of the KPCB Shares held by such entity. However, no such partner's right relates to more than five percent of the class.


     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Vinod Khosla is not a party to any contracts, arrangements, understandings or relationships that are required to be disclosed by this Item.

ITEM 7.   EXHIBITS

            None.
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                                      -8-

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Dated:  February 14, 1997

                                                   /s/ Vinod Khosla
                                                   ----------------
                                                   Vinod Khosla